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                                    UNITED STATES                                                     hours per response. . . 2.0
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549                                                  SEC USE ONLY
                                                                                                      DOCUMENT SEQUENCE NO.
                                     FORM 144
                       NOTICE OF PROPOSED SALE OF SECURITIES                                          CUSIP NUMBER
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
                                                                                                      WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a)     NAME OF ISSUER   (Please type or print)                                         (b) IRS IDENT. NO.     (c) S.E.C. FILE NO.
         Enchira Biotechnology Corporation                                                   04-3078857             0-21130

 (d)     ADDRESS OF ISSUER  STREET   CITY  STATE  ZIP CODE                               (e) TELEPHONE
                                                                                        AREA CODE               NUMBERS
         4200 Research Forest Blvd.,                                                    281                     419-7000
         The Woodlands, TX, 77381


2(a)    NAME OF PERSON FOR WHOSE                    (b) IRS IDENT.   (c) RELATIONSHIP TO    (d) ADDRESS STREET CITY  STATE  ZIP CODE
        ACCOUNT THE SECURITIES ARE TO BE SOLD           NO.              ISSUER

        MillenCo, L.P.                                  13-3532932       10% stockholder        666 5th Avenue, NY, NY 10103


INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.


3(a) Title of    3(b)  Name and          SEC    (c) Number of     (d) Aggregate      (e) Number of    (f) Approx. Date  (g)Name of
     the Class        Address of         USE        Shares or         Market Value       Shares or        of Sale          Each
        of            Each Broker        ONLY       Other Units     See instr. 3(d)      Other Units      See instr.3(f)  Securities
     Securities       Through whom                  To Be Sold                          Outstanding       (MO. DAY YR.)   Exchange
     To Be Sold      the Securities               See instr. 3(c)                      See instr. 3(e)                    See instr.
                    Are To Be Offered                                                                                       3(g)
                     or Each Market     Broker-
                     Maker who is       Dealer
                     Acquiring the      File
                      Securities        Number

    Common Stock    Charles Schwab &
                    Co.
                    101 Montgomery St.
                    San Francisco,                 91,278                $31,035          9,127,890           3/21/02         N/A
                    CA 94104

                    Knight Securities
                    525 Washington Blvd.
                    Jersey City,
                    NJ 07310

                    Spear, Leeds &
                    Kellogg
                    120 Broadway
                    NY, NY 10271

                    Herzog, Heine, Geduld
                    525 Washington Blvd.
                    Jersey City, NJ 07310


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INSTRUCTIONS:
1.   (a)  Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuers's telephone number, including area code

2.   (a)  Name of person for whose account the securities are to be sold
     (b)  Such person's I.R.S. identification number, if such person is an entity
     (c)  Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d)  Such person's address, including zip code

3.   (a)  Title of the class of securities to be sold
     (b)  Name and Address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount) (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are intended to be sold



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                        TABLE I -- SECURITIES TO BE SOLD
                 Furnish the following information with respect
              to the acquisition of the securities to be sold and
             with respect to the payment of all or any part of the
                purchase price or other consideration therefor:

                                                          Name of Person from Whom
                                                                Acquired
  Title of        Date you           Nature of            (if gift, also give date    Amount of Securities     Date of    Nature of
  the Class       Acquired       Acquisition Transaction       donor acquired)              Acquired           Payment     Payment

*Series B
 Preferred Stock   2/26/97          Purchase                    Issuer               41,000 shares of          2/26/97     Cash
                                                                                     Series B Preferred Stock

INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.



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                 TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
                   Furnish the following information as to all  securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


  Name and Address      Title of                                Amount of
  of Seller          Securities Sold      Date of Sale          Securities Sold          Gross Proceeds

Millenco, L.P.       Common Stock     See Attached Schedule    See Attached Schedule    See Attached Schedule
666 5th Avenue
NY, NY 10103


REMARKS: *Filer received shares of common stock to be sold upon issuer's mandatory redemption of filer's Series B Preferred Stock effective as of February 26, 2002.



INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the seucrities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (c) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.




                                               MILLENCO, L.P.
3/22/02                                    By: Millennium Management L.L.C.,
DATE OF NOTICE                                 as general partner



                                                By: /s/ Terry Feeney
                                                    -------------------------
                                                    Terry Feeney
                                                    Chief Operating Officer
                                                    (SIGNATURE)



The notice shall be signed by the person for whose account the securites are to be sold. At least one copy of the notice shall be manually signed.
      Any copies not manually signed shall bear typed or printed signatures


                                   ATTENTION:
           Intentional misstatements or omission of facts constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)








http://www.sec.gov/divisions/corpfin/forms/144.htm
Last update: 009/01/2000
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              Table II - SECURITIES SOLD DURING PAST THREE MONTHS


                       Amount of
  Date of              ecurities
   Sale               S  Sold              Gross Proceeds
   1/4/02              (39,000)                25,349.61
   1/7/02               (8,800)                 5,807.91
   1/8/02              (37,000)                21,829.67
  2/11/02               (1,000)                   400.00
  2/11/02               (2,000)                   800.00
  2/12/02                 (100)                    39.00
  2/12/02                 (100)                    37.00
  2/12/02                 (400)                   148.00
  2/12/02                 (500)                   185.00
  2/12/02                 (700)                   252.00
  2/12/02                 (900)                   333.00
  2/12/02               (1,000)                   360.00
  2/12/02               (2,400)                   840.00
  2/12/02               (3,000)                 1,110.00
  2/12/02               (5,000)                 1,850.00
  2/12/02               (5,900)                 2,124.00
  2/12/02              (17,000)                 5,949.91

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